Pricing supplement No. 18H To prospectus dated October 10, 2006, prospectus supplement dated November 13, 2006 and product supplement H dated January 29, 2007	Registration Statement No. 333-137902 Dated February 21, 2007; Rule 424(b)(2)

Deutsche Bank AG

$2,811,460

Return Optimization Securities Linked to Light Sweet Crude Oil Futures due February 29, 2008

General

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The notes will not pay interest. The notes are designed for investors who seek a return of three times the appreciation of the Light Sweet Crude Oil Futures Contract up to a maximum gain of 20.00% at maturity. These notes do not have a barrier. Investors should be willing to forgo interest payments and, if Oil declines from the Initial Oil Price, be willing to lose some or all of their principal.

•	Senior unsecured obligations of Deutsche Bank AG due February 29, 2008.
•	Denominations of $10.00.
•	Minimum initial investments of $1,000 and integral multiples of $10.00 in excess thereof.
•	The notes priced on February 21, 2007 and are expected to settle on February 28, 2007.

Key Terms

Issuer:	Deutsche Bank AG, London Branch

Underlying:	The price of light sweet crude oil under the NYMEX generic first nearby light sweet crude oil futures contract (“Oil”)

Multiplier:	300%

Payment at Maturity:

If the Final Oil Price is greater than the Initial Oil Price, you will receive a cash payment that provides you with a return per $10.00 principal amount note equal to the Oil Return multiplied by a Multiplier of 300%, subject to a Maximum Gain of 20.00%. If the Oil Return is more than one-third of the Maximum Gain, you will receive the Maximum Gain on the notes of 20.00%, which entitles you to a maximum payment at maturity of $12.00 for every $10.00 principal amount note that you hold. Accordingly, if the Oil Return is positive, your payment per $10.00 principal amount note will be calculated as follows, subject to the Maximum Gain:

$10.00 +($10.00 x Oil Return x 3)

Your investment will be fully exposed to any decline in Oil. If the Final Oil Price declines from the Initial Oil Price, you will lose 1% of the principal amount of your notes for every 1% that Oil declines beyond the Initial Oil Price. Accordingly, if the Oil Return is negative, your payment per $10.00 principal amount note will be calculated as follows:

$10.00 + ($10.00 x Oil Return)

You will lose some or all of your investment at maturity if the Final Oil Price declines from the Initial Oil Price.

Oil Return:	The performance of Oil from the Initial Oil Price to the Final Oil Price, calculated as follows:

Final Oil Price – Initial Oil Price
Initial Oil Price

Maximum Gain:	20.00%

Initial Oil Price:	$60.07, which was the Oil closing price on the Trade Date.

Final Oil Price:	Oil closing price on the Final Valuation Date.

Trade Date:	February 21, 2007

Final Valuation Date:	February 22, 2008

Maturity Date:	February 29, 2008, subject to postponement in the event of a market disruption event and as described under “Description of Notes – Payment at Maturity” in the accompanying product supplement.

CUSIP:	25152C 77 5

ISIN:	US25152C7754

Investing in the notes involves a number of risks. See “Risk Factors” in the accompanying product supplement and “Selected Risk Considerations” in this pricing supplement.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement and this pricing supplement if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions	Proceeds to Us
Per Note	$10.00	$0.125	$9.875
Total	$2,811,460.00	$35,143.25	$2,776,316.75

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$2,811,460.00	$86.31

UBS Financial Services Inc.	Deutsche Bank Securities

ADDITIONAL TERMS SPECIFIC TO THE NOTES

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You should read this pricing supplement together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 relating to our Series A global notes of which these notes are a part, and the more detailed information contained in product supplement H dated January 29, 2007. You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

•	Product supplement H dated January 29, 2007:

http://www.sec.gov/Archives/edgar/data/1159508/000119312507017148/d424b21.pdf

•	Prospectus supplement dated November 13, 2006:

http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm

•	Prospectus dated October 10, 2006:

http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

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Our Central Index Key, or CIK, on the SEC Web site is 0001159508. As used in this pricing supplement, “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

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This pricing supplement, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

What is the Redemption Amount on the Notes at Maturity Assuming a Range of Performance for Oil?

The following table illustrates the hypothetical Redemption Amount at maturity on the notes. The hypothetical Redemption Amounts set forth below assume an Initial Oil Price of $60.07 and a hypothetical Maximum Gain on the notes of 20.00%. The hypothetical Redemption Amounts set forth below are for illustrative purposes only and may not be the actual Redemption Amounts applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Final Oil Price	Oil Return	Redemption Amount on the Notes	Return on Notes
$78.09	30.00%	$12.00	20.00%
$68.48	14.00%	$12.00	20.00%
$67.28	12.00%	$12.00	20.00%
$66.08	10.00%	$12.00	20.00%
$64.88	8.00%	$12.00	20.00%
$64.27	7.00%	$12.00	20.00%
$64.09	6.67%	$12.00	20.00%
$63.67	6.00%	$11.80	18.00%
$62.47	4.00%	$11.20	12.00%
$61.27	2.00%	$10.60	6.00%
$60.07	0.00%	$10.00	0.00%
$58.87	-2.00%	$9.80	-2.00%
$57.67	-4.00%	$9.60	-4.00%
$56.47	-6.00%	$9.40	-6.00%
$55.26	-8.00%	$9.20	-8.00%
$54.06	-10.00%	$9.00	-10.00%
$52.86	-12.00%	$8.80	-12.00%
$51.66	-14.00%	$8.60	-14.00%
$42.05	-30.00%	$7.00	-30.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the Redemption Amounts set forth in the table above are calculated.

Example 1: The price of Oil increases from the Initial Oil Price of 60.07 to a Final Oil Price of $62.47. Because the Final Oil Price of $62.47 is greater than the Initial Oil Price of $60.07 and the Oil Return of 4% multiplied by 3 does not result in a return greater than the hypothetical Maximum Gain of 20.00%, the investor receives a payment at maturity of $11.20 per $10.00 principal amount note, calculated as follows:

$10.00 + [$10.00 x (4% x 3)] = $11.20

Example 2: The price of Oil increases from the Initial Oil Price of $60.07 to a Final Oil Price of $78.09. Because the Oil Return of 30% results in a return greater than the hypothetical Maximum Gain of 20.00%, the investor receives a payment at maturity of $11.80 per $10.00 principal amount note, the maximum payment on the notes.

Example 3: The price of Oil does not increase or decrease from the Initial Oil Price of $60.07 to a Final Oil Price of $60.07. Because the Initial Oil Price is equal to the Final Oil Price, the Oil Return is 0% and the investor receives a payment at maturity of $10.00 per $10.00 principal amount note, or an amount equal to the original principal invested with no additional return.

Example 4: The price of the Oil decreases from the Initial Oil Price of $60.07 to a Final Oil Price of $54.06. Because the Final Oil Price of $54.06 is less than the Initial Oil Price of $60.07, the Oil Return is negative and the investor will receive a payment at maturity of $9.00 per $10.00 principal amount note, calculated as follows:

$10.00 + ($10.00 x -10%) = $9.00

Selected Purchase Considerations

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APPRECIATION POTENTIAL — The notes provide the opportunity to enhance Oil returns by multiplying a positive Oil Return by three, up to the Maximum Gain on the notes of 20.00%, or $12.00 for every $10.00 principal amount note. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

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RETURN LINKED TO THE PERFORMANCE OF OIL — The return on the notes is linked to the NYMEX light sweet crude oil futures contract. For additional information about Oil, see the information set forth under “Oil” in the accompanying product supplement dated January 29, 2007.

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CERTAIN INCOME TAX CONSEQUENCES — You should review carefully the section in the accompanying product supplement entitled “Certain U.S. Federal Income Tax Consequences.” Subject to the assumptions and limitations described therein, although the tax consequences of an investment in the notes are uncertain, a note should be treated as a prepaid financial contract for U.S. federal income tax purposes. Assuming this treatment is respected, your gain or loss on the sale, exchange or retirement of the notes should be long-term capital gain or loss if at the time of such sale, exchange or retirement you have held the notes for more than one year. If, however, the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization or treatment for the notes, the timing and character of income on the notes might differ materially. We do not plan to request a ruling from the IRS regarding the tax treatment of the notes, and no assurance can be given that the IRS or the courts will agree with the tax characterization or treatment described in this pricing supplement and the accompanying product supplement. Neither we nor UBS Financial Services Inc. renders any advice on tax matters. You are urged to consult your own tax adviser regarding all aspects of the U.S. federal tax consequences of investing in the notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

In addition, under current law, the United Kingdom will not impose withholding tax on payments made with respect to the notes. Please see the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders” for a discussion of certain German tax considerations relating to the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in Oil. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement dated January 29, 2007.

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YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of Oil and will depend on whether, and the extent to which, the Oil Return is positive or negative. Your investment will be fully exposed to any decline in the Final Oil Price as compared to the Initial Oil Price.

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YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM GAIN — If the Final Oil Price is greater than the Initial Oil Price, for each $10.00 principal amount note, you will receive at maturity $10.00 plus an additional amount that will not exceed 20.00% of the principal amount, regardless of the appreciation in Oil, which may be significant.

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CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which Deutsche Bank AG or its affiliates, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

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LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. Deutsche Bank Securities Inc. intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates is willing to buy the notes.

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POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

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INVESTMENTS LINKED TO THE VALUE OF OIL MAY BE MORE VOLATILE THAN MORE TRADITIONAL SECURITIES INVESTMENTS — The value of oil is subject to variables that may be less significant to the values of more traditional securities such as stocks and bonds. Variables such as drought, floods, weather, government intervention, embargoes and tariffs may have a larger impact on oil prices and oil-linked instruments than on traditional securities. These additional variables may create additional investment risks that cause the value of the notes to be more volatile than the values of traditional securities.

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MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the price of Oil on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	changes in supply and demand of Oil;

•	changes in interest rates generally;

•	general economic, financial, political or regulatory conditions or judicial events that affect financial markets generally;

•	governmental, agricultural, trade, fiscal, monetary and exchange control programs and policies;

•	weather and climate conditions;

•	changes in balances of payments and trade;

•	U.S. and international rates of inflation and expectations concerning inflation;

•	currency devaluations and revaluations;

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U.S. and international political and economic events, including governmental and social changes in oil producing countries and conflicts involving oil-producing and other countries, such as the war in Iraq;

•	inflation and expectations concerning inflation;

•	supply and demand for the notes;

•	commodity prices in the market generally; and

•	our creditworthiness, including actual and anticipated downgrades in our credit ratings.

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THE U.S. TAX CONSEQUENCES OF AN INVESTMENT IN A NOTE ARE UNCLEAR — There is no direct legal authority regarding the proper U.S. tax treatment of a note, and we do not plan to request a ruling from the IRS regarding the tax treatment of a note. Consequently, significant aspects of the tax treatment of a note are uncertain and no assurance can be given that the IRS or the courts will agree with the characterization or treatment described herein. If the IRS were successful in asserting an alternative characterization or treatment for a note, the timing and character of income on a note might differ materially from the description herein. You should consult your own tax adviser regarding the U.S. federal income tax consequences of an investment in a note (including alternative characterizations and treatments of a note) as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. You should review carefully the section of the accompanying product supplement entitled “Certain U.S. Federal Income Tax Consequences.”

The Notes may be suitable for you if:

•	You believe Oil will appreciate over the term of the Notes and that such appreciation is unlikely to exceed the Maximum Gain;

•	You are willing to make an investment that is exposed to the full downside performance of Oil;

•	You do not seek current income from this investment;

•	You are willing to hold the Notes to maturity; and

•	You are willing to invest in the Notes based on the Maximum Gain.

The Notes may not be suitable for you if:

•	You do not believe Oil will appreciate over the term of the Notes, or you believe such appreciation will be more than the Maximum Gain over the term of the Notes;

•	You seek an investment that is not subject to a Maximum Gain or that is not exposed to the full downside performance of Oil;

•	You seek current income from your investments;

•	You are unable or unwilling to hold the Notes to maturity; or

•	You seek an investment for which there will be an active secondary market.

Historical Information for Oil

The following graph sets forth the historical performance of Oil from January 1, 2002 through February 21, 2007. The Oil closing price on February 21, 2007 was $60.07/bbl. We obtained the Oil closing prices below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical prices of Oil should not be taken as an indication of future performance, and no assurance can be given as to the Final Oil Price. We cannot give you assurance that the performance of Oil will result in the return of your initial investment.

Supplemental Underwriting Information

UBS Financial Services Inc. and Deutsche Bank Securities Inc., acting as agents for Deutsche Bank AG, will receive a commission of $0.125 per $10.00 principal amount note. See the “Underwriting” section in the accompanying product supplement.

We expect to deliver the notes against payment for the notes on or about the fifth business day following the Trade Date. Under Rule 15c6-1 under the Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade their notes on the Trade Date or the next two succeeding business day will be required, by virtue of the fact that we expect the notes initially to settle in five business days (T+5), to specify alternative settlement arrangements to prevent a failed settlement.